Question 77 H.  Changes in control of Registrant

Series 3 - SunAmerica High Watermark Fund

During the period ended April 30, 2016, the Variable Annuity
Life Insurance Company, an affiliate of the registrant (the Acquiring Company), purchased shares of the SunAmerica 2020 High Watermark Fund, which is a series of the registrant (the Acquired Portfolio), through a series of transactions. As of October 31, 2015 the Acquiring Company owned 24.5% of the Acquired Portfolio. As of
April 30, 2016, the Acquiring Company owned approximately 25.3% of the Acquired Portfolio.